Exhibit 99.1

HESS MIDSTREAM PARTNERS LP

Hess Midstream Partners LP Announces Acquisition of Hess Infrastructure Partners LP, IDR Simplification and Conversion to an Up-C Corporate Structure; Provides 2020 Guidance

Highlights of Proposed Transaction

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Hess Midstream Partners LP (“HESM”) will acquire all of Hess Corporation’s and Global Infrastructure Partners’ ownership interests in Hess Infrastructure Partners LP (“HIP”), including HIP’s 80% interest in HESM’s oil and gas midstream assets, HIP’s water services business and outstanding economic general partner interest and incentive distribution rights (“IDRs”) in HESM.

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HESM’s organizational structure will be converted into an “Up-C” structure in which IDR payments to sponsors are eliminated. In what is expected to be a non-taxable transaction, public unitholders will receive newly issued securities in a new public entity to be named “Hess Midstream LP” (“Hess Midstream”) that will be taxed as a corporation for U.S. federal income tax purposes, and HESM will continue as a controlled subsidiary of Hess Midstream.

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HESM’s existing public unitholders’ current ownership of approximately 17 million units of HESM will be converted into the same number of shares of Hess Midstream representing 6% of the new, larger consolidated entity on an as-exchanged basis. Hess and GIP will each own 47% of the new consolidated entity, on an as-exchanged basis, primarily through their limited partner interests in HESM, which will be exchangeable into Hess Midstream securities on a one-for-one basis.

Expected Benefits

•	Creation of a large-scale midstream company with greater than $7.25 billion enterprise value[1] with access to a broader investor universe.

•	Maintains integration with Hess Corporation and an unchanged contract structure that includes minimum volume commitments and an annual rate redetermination mechanism.

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Expected to be immediately accretive to distributable cash flow per unit/share (“DCFPU”) commencing with 6% accretion in 2020, based on the midpoint of Hess Midstream’s Adjusted EBITDA guidance range; strong long-term accretion, with greater than 15% accretion in 2021 and 2022.

•	IDR simplification lowers cost of capital.

•	Provides new consolidated entity with the ability to fund both organic capital program and growing distributions with conservative leverage and without the need to access the equity capital markets.

[1]	Based on the closing price of HESM common units on October 2, 2019.

•	Transaction expected to be non-taxable to current public unitholders, and Hess Midstream is not expected to make material tax payments for the next several years.

Forward Guidance

•	Hess Midstream plans to maintain HESM’s targeted 15% distribution per unit (“DPU”) growth through at least 2021, with Hess Midstream’s targeted distribution coverage ratio increasing to 1.2x.

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Announcing Hess Midstream’s 2020 net income guidance of $440 - $480 million, Adjusted EBITDA[2] guidance of $710 - $750 million, an approximate 25% increase from midpoint of HESM’s 2019 consolidated Adjusted EBITDA guidance, and 2020 capital guidance of approximately $350 million.

HOUSTON, October 4, 2019—Hess Midstream Partners LP (NYSE: HESM) today announced execution of a definitive agreement to acquire Hess Infrastructure Partners LP (“HIP”), including HIP’s outstanding economic general partner interest and incentive distribution rights (“IDRs”) in HESM. In addition, HESM’s organizational structure will be converted into an “Up-C” structure in which IDR payments to sponsors are eliminated.

Commenting on the strategic transaction, John Hess, Chief Executive Officer of HESM said, “These changes will create unitholder value by combining the strengths of our existing business model with the benefits of a new structure. As a result, HESM will transition from a small-cap MLP into a company with an enterprise value of more than $7.25 billion, no sponsor incentive distribution rights and a sustainable long-term structure.”

“This accretive transaction provides a more attractive long term growth platform for our portfolio,” Jonathan Stein, Chief Financial Officer of HESM said, “We can continue to generate strong free cash flow growth and fund our capital program and consistent 15% distribution per unit growth at an increased coverage level with conservative leverage and no need for equity funding to meet our targeted growth.”

Transaction Details

Total consideration for the contribution of Hess and GIP’s ownership interests in HIP and its assets and businesses to HESM is valued at approximately $6.2 billion, based on the closing price of HESM common units on October 2, 2019. HESM will assume approximately $1.15 billion of existing HIP debt and will issue approximately 230 million HESM units and pay a cash consideration of approximately $550 million to Hess and GIP collectively.

The proposed transaction is expected to be immediately accretive to HESM’s existing public unitholders, with an estimated 6% accretion in DCFPU in 2020 based upon the midpoint of Adjusted EBITDA guidance, and accretive over the long-term, including greater than 15% accretion in 2021 and 2022.

In conjunction with the proposed transaction, approximately $350 million in existing borrowings under HIP credit facilities will be retired and HESM will assume approximately $800 million of outstanding HIP notes in a par-for-par exchange. In addition, HESM will incur additional borrowings of approximately $960 million, resulting in expected total debt of $1.76 billion at the close of the transaction. Hess Midstream is expected to have consolidated leverage of approximately 3.0x total debt to expected 2019 Adjusted EBITDA at closing.

[2]	Adjusted EBITDA is a non-GAAP measure. Definition and reconciliation of this non-GAAP measure to GAAP reporting measure appear in the following pages of this release.

In connection with the proposed transaction, HESM will own 100% of the underlying assets and be consolidated under Hess Midstream. HESM’s existing public unitholders will receive one Class A Share representing a limited partner interest in Hess Midstream for each HESM common unit they own. Following the closing, the Class A Shares will trade on the New York Stock Exchange under the “HESM” ticker symbol. Hess and GIP’s ownership will be primarily through Class B Units of HESM that are exchangeable into Class A Shares of Hess Midstream on a one-for-one basis. Following the transaction, public shareholders will own 6% of the consolidated entity and Hess and GIP will each own 47% of the consolidated entity on an as-exchanged basis.

As part of the transaction, HESM will acquire the economic general partner interest and IDRs previously held by HIP. Therefore, upon consummation of the transaction, all IDR cash flows that were previously distributable to HIP will be retained by HESM and will be available for general corporate purposes.

In connection with the proposed transaction, the board of directors of the general partner of HESM’s general partner (the “HESM Board”) has unanimously determined that Hess Midstream should make an election to be taxed as a corporation for U.S. federal income tax purposes. The transaction is expected to be non-taxable to current public unitholders. In addition, Hess Midstream does not expect to make material U.S. federal income tax payments for the next several years. If, as expected, the transaction closes in the fourth quarter of 2019, existing HESM public unitholders will receive a final Schedule K-1 with respect to their ownership of HESM common units for the period from January 1, 2019 through the day prior to the closing date of the proposed transaction. Thereafter, each Hess Midstream shareholder will receive a Form 1099-DIV with respect to their ownership of Class A Shares.

Approvals and Timing

The proposed transaction has been unanimously approved by the HESM Board and by a conflicts committee of the HESM Board comprising independent directors. The proposed transaction is expected to close in the fourth quarter of 2019, subject to customary closing conditions and receipt of regulatory approvals.

Advisors

In connection with the transaction, Goldman Sachs & Co. LLC and J.P. Morgan acted as financial advisors and Latham & Watkins LLP acted as legal advisor to HIP and its partners. Intrepid Partners, LLC acted as financial advisor and Gibson, Dunn & Crutcher LLP acted as legal advisor to the conflicts committee. Morgan Stanley & Co. LLC acted as financial advisor to Hess Corporation.

Guidance

Hess Midstream is targeting 15% annual DPU growth through at least 2021, with a targeted distribution coverage ratio of 1.2x.

Hess Midstream anticipates 2020 net income of between $440 million and $480 million and Adjusted EBITDA of between $710 million and $750 million. Full year 2020 volumes are anticipated to grow significantly compared to 2019, driven by expected Bakken production growth from Hess Corporation and a full year of operations at the Little Missouri 4 (“LM4”) gas processing plant. Guidance incorporates a planned 45-day turnaround at the Tioga Gas Plant (“TGP”) associated with the previously announced 150 MMscf/d expansion of TGP, which is expected to be in service in mid-2021.

In 2020, gas gathering volumes are anticipated to average 300 to 310 MMscf/d and gas processing volumes are expected to average 285 to 295 MMscf/d, each reflecting an approximate 30 MMscf/d reduction due to the planned TGP turnaround.

Crude oil gathering volumes are anticipated to average 125 to 135 Mbo/d in 2020, and crude oil terminaling volumes are expected to average 150 to 160 Mbo/d.

Water gathering volumes are anticipated to average 55 to 65 Mbl/d in 2020.

Hess Midstream’s 2020 capital expenditures are expected to be approximately $350 million, primarily focused on continued expansion of gas compression capacity, gas processing expansion and additional oil, gas and water pipelines for Hess and third-party customers. HESM has updated 2019 expansion capital guidance to incorporate increased costs to complete the LM4 gas processing plant and the acceleration of certain compression expansion activities.

	Year Ending December 31,
	2019	2020
	(Unaudited)
Financials (in millions)
Adjusted EBITDA	$550 - 575		$710 - 750
Adjusted EBITDA attributable to HESM	$108 - 113	$	N/A
Distributable Cash Flow	$103 - 108		$600 - 640
Expansion Capital	$60 - 65		$335
Maintenance Capital	$2 - 3		$15

Year Ending December 31,
	2019	2020
(Unaudited)
Throughput volumes (in thousands)
Gas gathering - Mcf of natural gas per day	280 - 290	300 - 310
Crude oil gathering - bopd	105 - 115	125 - 135
Gas processing - Mcf of natural gas per day	265 - 275	285 - 295
Crude terminals - bopd	120 - 130	150 - 160
Water gathering - blpd	N/A	55 - 65

Gas gathering and gas processing throughput volumes guidance each reflect an approximate 30 MMscf/d reduction due to the planned TGP turnaround.

Investor Webcast

HESM will review the transaction and other matters on a webcast today at 09:00 a.m. Eastern Time. The live audio webcast and slide presentation is accessible on the Investor page of HESM’s website at www.hessmidstream.com. Conference call numbers for participation are 866-395-9624, or 213-660-0871 for international callers. The passcode number is 6982637. A replay of the conference call will be available from October 4, 2019 through October 19, 2019, by dialing 855-859-2056 and entering the passcode 6982637. Outside the United States, parties should dial 404-537-3406 and enter the passcode 6982637.

About Hess Midstream Partners LP

Hess Midstream Partners LP is a fee-based, growth-oriented midstream company that was formed to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess Corporation and third-party customers. HESM’s assets are primarily located in the Bakken and Three Forks Shale plays in the Williston Basin area of North Dakota. More information is available at www.hessmidstream.com.

Reconciliation of U.S. GAAP to Non-GAAP Measures

In addition to our financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), management utilizes additional non-GAAP measures to facilitate comparisons of past performance and future periods. “Adjusted EBITDA” presented in this release is defined as reported net income (loss) before net interest expense, income tax expense and depreciation and amortization, as further adjusted to eliminate the impact of certain items that management does not consider indicative of ongoing operating performance, such as other income and other non-cash, non-recurring items, if applicable. “Adjusted EBITDA attributable to HESM” is defined as Adjusted EBITDA less Adjusted EBITDA attributable to HIP’s retained ownership interests in HESM’s joint interest assets. “Distributable Cash Flow” or “DCF” is defined as Adjusted EBITDA less cash paid for interest and maintenance capital expenditures. “Distributable Cash Flow attributable to HESM” is defined as Adjusted EBITDA attributable to HESM less cash paid for interest and maintenance capital expenditures attributable to HESM. Distributable cash flow does not reflect changes in working capital balances. Management believes that investors’ understanding of HESM and Hess Midstream’s performance is enhanced by disclosing these measures, as they may assist in assessing the entities’ operating performance as compared to other publicly traded partnerships in the midstream energy industry without regard to historical cost basis or, in the case of Adjusted EBITDA, financing methods, and assessing the ability of the entities’ assets to generate sufficient cash flow to make distributions to unitholders. These measures are not, and should not be viewed as, a substitute for GAAP net income or cash flow from operating activities and should not be considered in isolation. Reconciliations of net income (GAAP) to Adjusted EBITDA and Distributable Cash Flow are provided below.

	Guidance
	Year Ending December 31,
	2019	2020
(in millions)	(Unaudited)
Reconciliation of Adjusted EBITDA to net income:
Net income	$415 - 440	$440 - 480
Plus:
Depreciation expense	132	155
Interest expense, net	3	105
Income tax expense	—	10
Adjusted EBITDA	550 - 575	710 - 750
Less:
Interest, net, and maintenance capital expenditures[3]		110
Distributable cash flow		$600 - 640

Less:
Adjusted EBITDA attributable to noncontrolling interest	442 - 462
Adjusted EBITDA attributable to HESM	108 - 113
Less:
Cash interest and maintenance capital expenditures attributable to HESM	5

Distributable cash flow attributable to HESM	$103 - 108

[3]	Excludes amortization of debt issuance costs

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws regarding HESM and Hess Midstream. These forward-looking statements relate to, among other things, the proposed transaction between HESM and Hess Midstream and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and current projections or expectations. Factors that could cause HESM’s or Hess Midstream’s actual results to differ materially from those implied in the forward-looking statements include the following: the ability to consummate the proposed transaction between HESM and Hess Midstream on the proposed terms and timeline; the ability to satisfy various conditions to closing of the proposed transaction, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; negative capital market conditions; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws, including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient funds to pay distributions, including the distribution to Hess and GIP in connection with the transaction, and access to debt on commercially reasonable terms; and the ability to successfully execute business plans, growth strategies and self-funding models. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in HESM’s annual report on Form 10-K for the year ended December 31, 2018, and in other reports filed by HESM with the Securities and Exchange Commission. HESM undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus will be made available to HESM unitholders. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from HESM at its website, www.hessmidstream.com, or by contacting HESM’s Investor Relations at (212) 536-8244.

For Hess Midstream Partners LP

Investor Contact:

Jennifer Gordon

(212) 536-8244

jgordon@hess.com

Media Contact:

Kelly Kimberly

Sard Verbinnen & Co.

(832) 680-5120

KKimberly@SARDVERB.com